COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

December 23, 2014

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Responses to SEC Review of May 31, 2014 Form N-CSR for Columbia Funds Series Trust I

Dear Ms. Hatch,

This letter is in response to your comments provided telephonically on November 24, 2014 relating to the annual Form N-CSR for certain series of Columbia Funds Series Trust I (the “Trust”) with fiscal years ending on May 31, 2014. Your comments are set forth below and each is followed by our response.

1.	In the May 31, 2014 annual report to shareholders of Columbia High Yield Municipal Fund (the “HY Muni Fund”), the Quality Breakdown table in the Manager Discussion of Fund Performance (“MDFP”) indicates that 54.3% of the HY Muni Fund’s fixed income investments (excluding money market funds) are held in high yield (BB or lower) and unrated securities.

The Principal Investment Strategies in the HY Muni Fund’s most recent Prospectus indicate that “under normal circumstances, the Fund invests at least 80% of its net assets…in high yield securities.”

Please explain this difference.

Response: The Principal Investment Strategies section of the HY Muni Fund’s Prospectus includes the following description of what constitutes high yield securities for purposes of the 80% policy: “These securities generally include medium grade or below investment grade debt securities or unrated securities determined to be of comparable quality, but also may include other securities believed to have the potential for relatively high yield” (emphasis added).

We believe this approach is consistent with the answer to question 7 of the SEC’s FAQ on Rule 35d-1.

Note that, at May 31, 2014, 84.6% of the HY Muni Fund’s net assets were invested in securities that qualified as high yield securities for purposes of the 80% policy.

2.

In the May 31, 2014 annual report to shareholders of Columbia Risk Allocation Fund, a significant portion of net realized and unrealized gain was derived from derivatives (including forward foreign currency exchange contracts, futures contracts and swap

Responses to Form N-CSR Comments

December 23, 2014

contracts). Please ensure that the impact of derivatives on performance, if significant, is discussed in the MDFP going forward. Refer to the SEC’s letter from Barry Miller to the ICI dated July 30, 2010.

Response: We will continue to monitor for the impact of derivatives on performance and, when management believes that the impact is significant, will describe that impact in a fund’s MDFP

We hope that these responses adequately address staff comments. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Trust acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary